Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Massachusetts AMT-Free Municipal Income Fund f/k/a Nuveen Insured Massachusetts Tax-Free
Advantage Municipal Fund

811-21216


The annual meeting of shareholders was held in the offices of Nuveen Investments on December 16, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to January 31, 2012, March 5, 2012, April 13, 2012 and May 14, 2012, respectively.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the

SEC filing on November 16, 2011, under
Conformed Submission Type DEF 14A, accession number 0001193125-11-314327.